FOLEY & LARDNER LLP
WASHINGTON HARBOUR 3000 K STREET, N.W., SUITE 500 WASHINGTON, D.C. 20007-5143 202.672.5300 TEL 202.672.5399 FAX www.foley.com
March 9, 2006	WRITER'S DIRECT LINE 202.295.4003 abill@foley.com Email
CLIENT/MATTER NUMBER 302010-0001

Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

Re:	Coeur d’Alene Mines Corporation Item 4.02 Form 8-K Filed March 2, 2006 File No. 1-8641

Dear Ms. Davis:

        We are writing on behalf of Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) in response to the Staff’s letter of comments, dated March 7, 2006, regarding the Company’s Current Report on Form 8-K, filed March 2, 2006. Set forth below are the comments contained in your letter and the Company’s responses thereto.

Item 4.02 Form 8-K filed March 2, 2006

1.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the quarter ended March 31, 2005 in light of the error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2005.

Response:

The error was identified in connection with the 2005 year-end audit and was the result of an inadvertent miscalculation of the quantity of ore tons delivered to the Company’s Rochester Leach Pad in January 2005. The error resulted in a quarter-end inventory understatement, an overstatement of production costs applicable to sales and an overstatement of the net loss for the first quarter of 2005 in the amount of $625,000. During the course of 2005, as a part of the Company’s SOX 404 deficiency remediation process, the Company enhanced its control procedures at its operating units, including requiring a completion of standard reporting packages for all significant financial accounts. These financial reporting packages are reviewed by the Company’s Assistant Controller and its Controller who double check the detail account reconciliations and calculations related to the leach pad inventory. These new controls would have detected the error had they been in place in the first quarter of 2005. Those procedures were in place for all quarters subsequent to the first quarter of 2005 and were tested and found to be functioning effectively. As a result, these controls were deemed to have remediated the material weakness existing at March 31, 2005. Accordingly, the Form 10-K for the year ended December 31, 2005, which we plan to file as soon as practicable, will report under Item 9A that the certifying officers concluded that the Company’s disclosure controls and procedures as of December 31, 2005 were effective.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Ms. Jill S. Davis
U.S. Securities and Exchange Commission
March 9, 2006

The Company’s certifying officers have reconsidered the effect of the adequacy of the Company’s disclosure controls and procedures as of March 31, 2005 in light of the adjustment that was reported in the Form 8-K. As explained in response to the Staff’s next comment, the Company will file an amended Form 10-Q to restate the financial statements for the first quarter of 2005. The Form 10-Q/A will report under Item 4 as a result of the miscalculation that the Company’s certifying officers have concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2005.

2.	Please support your conclusion that you should not file an amended Form 10-Q for the quarter ended March 31, 2005 given your disclosure that “the interim financial statements previously set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 should no longer be relied upon.”

Response:

The Company is filing an amendment to the Form 10-Q for the quarter ended March 31, 2005, which will include restated financial statements for the quarter. Previously, the Company had planned to include restated quarterly financial data in a footnote to the financial statements in its Form 10-K for the year ended December 31, 2005. However, the Company has now concluded that it will file a Form 10-Q/A to set forth restated financial statements for the first quarter of 2005. Clean and marked copies of the amendment will be delivered to the Staff at the time of filing to expedite its review.

        In connection with the Company’s responses set forth above, attached hereto is a statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing on Form 8-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced Form 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Prior to receiving your letter dated March 7, the Company had taken steps to proceed early next week with an offering of common stock under its shelf Registration Statement. Accordingly, we would greatly appreciate your prompt attention and assistance in the resolution of this matter so that the offering can go forward early next week as previously planned.

Ms. Jill S. Davis
U.S. Securities and Exchange Commission
March 9, 2006

        Please convey any comments or questions you have regarding the above to the undersigned at 202-295-4003 or Jay W. Freedman of this firm at 202-295-4008.

Sincerely, /s/ Arthur H. Bill Arthur H. Bill

cc:	Ms. Jennifer Goeken

March 7, 2006

Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7410

Re:	Coeur d’Alene Mines Corporation Item 4.02 Form 8-K Filed March 2, 2006 File No. 1-8641

Dear Ms. Davis:

        In response to your comment letter dated March 7, 2006, regarding the above Form 8-K of Coeur d’Alene Mines Corporation (the “Company”), we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Dennis E. Wheeler

Dennis E. Wheeler
Chairman, President and CEO

/s/ James A. Sabala

James A. Sabala
Executive Vice President and CFO